60 Years

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 584/2005

05010759

August 22, 2005

SEC MAIL PROCESSING RECEIVED AUG 25 2005 WASH, D.C. 183 SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

(Ms. Kattiya Indaravijaya)
First Senior Vice President
KASIKORNBANK Public Company Limited

PROCESSED
AUG 26 2005
THOMSON FINANCIAL

dlw 8/26

9906014-1-05

Summary Statement of Assets and Liabilities 1/

As at July 31, 2005

Assets	Baht	Liabilities	Baht
Cash	18,151,837,420.15	Deposits	680,598,451,655.02
Interbank and money market items	97,885,716,891.57	Interbank and money market items	18,064,770,923.04
Securities purchased under resale agreements	8,200,000,000.00	Liabilities payable on demand	8,886,840,764.88
Investments in securities, net	110,487,801,807.67	Securities sold under repurchase agreements	0.00
(with obligations Baht 18,156,487,053.79)		Borrowings	38,547,586,838.86
Credit advances (net of allowance for doubtful accounts)	581,618,051,238.68	Bank's liabilities under acceptances	756,150,260.98
Accrued interest receivables	1,357,564,852.00	Other liabilities	17,874,141,088.75
Properties foreclosed	18,805,869,447.76	Total liabilities	763,487,280,840.77
Customers' liabilities under acceptances	756,150,260.98		
Premises and equipment, net	20,753,882,040.88	**Shareholders'equity**	
Other assets	14,445,791,881.66	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	28,735,430,910.00
		Reserves and net profit after appropriation	30,785,704,540.76
		Other reserves and profit and loss account	18,428,948,036.82
		Total shareholders' equity	78,950,084,488.58
Total Assets	837,447,364,827.35	Total Liabilities and Shareholders' Equity	837,447,364,827.35
Customers' liabilities under unmatured bills	4,977,016,559.76	Bank's liabilities under unmatured bills	4,977,016,559.76
Total	842,424,381,387.11	Total	842,424,381,387.11

	Baht
Non-Performing Loans as at Jun 30, 2005 (Quarterly)	51,784,602,475.77
(8.57% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at Jun 30, 2005 (Quarterly)	22,998,170,898.73
Actual allowace for doubtful accounts	39,432,620,766.25
Loans to related parties	4,265,430,915.18
Loans to related asset management companies	8,215,000,000.00
Loans to related parties due to debt restructuring	3,523,087,181.55
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	86,866,586,282.40
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	1,959,509,738.19
Total liabilities	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	881,909,288.08
Letters of credit	13,133,312,515.24

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant